UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

JUHL WIND, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

48131M102

(CUSIP Number)

Daniel J. Juhl
c/o Juhl Wind, Inc.
996 190th Avenue
Woodstock, MN  56186

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment   containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 48131M102

1	NAME OF REPORTING PERSONS

Daniel J. Juhl

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a)  ☐
(b)  ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U. S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 10,500,000[1]
8 SHARED VOTING POWER 3,500,000[2]
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1Includes 3,500,000 shares held by the Reporting Person and 7,000,000 shares held by the Juhl Family Limited Partnership, of which the Reporting Person is the General Partner
2Shares held by Mary Juhl, wife of the Reporting Person

CUSIP NUMBER 48131M102

ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Common Stock, Par Value $0.0001(the "Stock"), of Juhl Wind, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 996 190th Avenue, Woodstock, MN  58186.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)             The name of the reporting person is Daniel J. Juhl (the “Reporting Person”).

(b)             The address of the Reporting Person is 990 196th Avenue, Woodstock MN  56186.

(c)             The Reporting Person’s present principal occupation is Chief Executive Officer of the Issuer.

(d)             During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)             During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             The Reporting Person is a citizen of the United States.

CUSIP NUMBER 48131M102

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 24, 2008, MH&SC, Incorporated n/k/a Juhl Wind, Inc. entered into a Securities Exchange Agreement (“Exchange Agreement”) with Juhl Energy Development, Inc. (“JEDI”), DanMar and Associates, Inc. (“DanMar”) and, for certain limited purposes, their respective stockholders pursuant to which JEDI and DanMar stockholders surrendered their stock in those companies in exchange for stock of MH&SC, Incorporated which changed its name in connection with the transaction to Juhl Wind, Inc.  The Reporting Person surrendered an aggregate of 900 shares of JEDI (inclusive of 225 shares held in the name of the Reporting Person, 225 shares held in the name of Mary Juhl, wife of the Reporting Person and 450 shares held in the name of the Juhl Family Limited Partnership, of which the Reporting is the General Partner) and an aggregate of 1,000 shares of DanMar (inclusive of 250 shares held in the name of the Reporting Person, 250 shares held in the name of Mary Juhl, wife of the Reporting Person and 500 shares held in the name of the Juhl Family Limited Partnership, of which the Reporting Person is the General Partner) in return for which the Reporting Person received an aggregate of 14,000,000 shares of the Issuer (inclusive of 3,500,000 shares held in the name of the Reporting Person, 3,500,000 shares held in the name of Mary Juhl, wife of the Reporting Person and 7,000,000 shares held in the name of the Juhl Family Limited Partnership, of which the Reporting Person is the General Partner).

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person acquired the Stock as a former holder of JEDI and DanMar common stock pursuant to the Exchange Agreement.  See Item 3 of this Schedule 13D which is incorporated herein by reference.

The Reporting Person has no plans or proposals which relate to or would result in:

(a)             The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)             An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)             A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)             Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)             Any material change in the present capitalization or dividend policy of the Issuer;

(f)             Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

CUSIP NUMBER 48131M102

(g)             Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)             Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)              A class of securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)              Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)             The Reporting Person is the beneficial owner of 14,000,000 shares of Common Stock of the Issuer, representing approximately 66.17% of the issued and outstanding shares of the Issuer’s Common Stock (based upon 21,157,401 shares of Common Stock outstanding as of August 11, 2010 as reported by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2010, filed with the SEC on August 16, 2010.

(b)             The powers that the Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page of this Schedule which is hereby incorporated herein by reference.

(c)             During the past sixty days, the Reporting Person has not effected a transaction in the Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10.1:
Securities Exchange Agreement dated June 24, 2008 between MH&SC, Incorporated and Juhl Energy Development, Inc. and DanMar and Associates, Inc. and, for certain limited purposes, their respective stockholders[1]

1Incorporated by reference to the exhibits included with the Company’s Current Report on Form 8-K dated June 24, 2008, and filed with the U. S. Securities and Exchange Commission on June 24, 2008.

CUSIP NUMBER 48131M102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 20, 2010

/s/Daniel J. Juhl
Daniel J. Juhl